Exhibit 99.1

TechFaith Reports Third Quarter 2013 Financial Results

Beijing, China, November 25, 2013 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the third quarter ended September 30, 2013.

For the third quarter of 2013, TechFaith reported net revenue of US$29.9 million, a decrease of 0.9% compared to US$30.2 million in the previous quarter. Revenue in the third quarter of 2013 from the Company’s Original Developed Product (ODP) segment was US$21.3 million compared to US$20.1 million in the previous quarter and US$13.3 million in the third quarter of 2012. Revenue in the third quarter of 2013 from the Company’s Brand name phone sales segment was US$8.1 million, compared US$8.4 million in the previous quarter and US$11.3 million in the third quarter of 2012. Revenue from the Company’s Game segment was US$0.49 million compared to US$1.6 million in the previous quarter and US$6.9 million in the third quarter of 2012.

Gross profit for the third quarter of 2013 was US$4.9 million compared to US$3.4 million in the previous quarter and US$7.2 million in the third quarter of 2012. Gross margin for the third quarter of 2013 was 16% compared to 11% in the previous quarter and 23% in the third quarter of 2012. Net income attributed to TechFaith for the third quarter of 2013 was US$0.26 million or US$0.00 per basic and diluted weighted average outstanding ADS, compared to net loss of US$0.97 million or US$0.02 loss per basic and diluted weighted average outstanding ADS in the previous quarter and net income of US$0.88 million or US$0.02 per basic and diluted weighted average outstanding ADS in the third quarter of 2012.

Ms. Ouyang Yuping, TechFaith’s Chief Financial Officer said: “We were able to achieve positive net income in the third quarter, reversing the loss from the prior quarter despite revenue being about the same level quarter to quarter. An increase in demand in our ODP business helped to offset declines in our Game segment. Importantly, we benefited from a more favorable product mix. As a result, our gross margin improved to 16% in the third quarter from 11%. We think there is additional room for improvement as we focus on expanding our revenue derived from niche mobile phone markets, where customers are seeking tailored, more specialized product offerings. This includes our medical and ruggedized products lines. We remain focused on reducing costs where possible and closely managing our operations to gain added efficiencies where possible. This strategy, combined with our improved margin, helped us to increase our balance of cash and cash equivalents to US$267 million at the end of the third quarter of 2013 compared to US$258 million at the end of 2012.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “The overall operating environment remains highly competitive and dynamically changing. This creates challenges and opportunities from a product development standpoint, given evolving customer demand levels. For TechFaith, we have determined a significant, sustainable opportunity within this environment is for tailored, niche phones. Many of the features we have been pushing forward, including ruggedized models and the convergence of value added healthcare functions into mobile phones, are now being adopted by some of the largest handset manufacturers given the validation of market demand. We expect to further build on these opportunities in the coming quarters, as we work to capitalize on interest seen at the recent Gitex Technology Week in Dubai, and in other markets. We also plan to introduce additional, value added outdoor applications to integrate with our mobile devices to provide a more holistic experience for the end consumers.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “We continue to focus on best positioning our mobile phones to address higher margin niche opportunities. This strategy is allowing us to more effectively deploy development and production resources, and to improve profitability on a lower revenue level. In our gaming segment, the challenges have been greater than seen when our motion gaming business was expanding several quarters ago. We still believe there are opportunities to create value in the gaming business, within software and mobile platforms, in order to expand our existing customer base. Separately, we continue to move forward with the development of previously announced facilities. Our focus remains on balancing this portfolio with facilities needed for our own operations and those that can be potentially leased or sold to third parties as we seek to increase value for our shareholders.”

Fourth Quarter of 2013 Outlook

TechFaith currently expects total revenues for the fourth quarter of 2013 to be in the range of US$28.0million to US$32 million. This forecast is TechFaith’s current and preliminary view, which is subject to change.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Monday, November 25, 2013 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Monday, November 25, 2013 in Beijing) using dial-in +1-857-244-7321 or +1-877-415-3178. The conference call passcode is 36850911. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 59784798. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s 17FOX brand (previously “17VEE”), the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended June 30	Three Months Ended September 30		Nine Months Ended September 30
	2013	2013	2012	2013	2012

Revenues:
ODP	$20,128	$21,321	$13,311	$55,981	$45,726
Brand name phone sales	8,392	8,096	11,329	26,789	38,649
Game	1,643	486	6,909	5,531	22,256

Total net revenues	$30,163	$29,903	$31,549	$88,301	$106,631

Cost of revenues:
ODP	$19,059	$18,280	$12,222	$50,496	$43,394
Brand name phone sales	6,414	6,384	7,783	20,676	25,310
Game	1,303	373	4,337	4,315	12,569

Total cost of revenues	$26,776	$25,037	$24,342	$75,487	$81,273

Gross Profit	$3,387	$4,866	$7,207	$12,814	$25,358

Operating expenses:
General and administrative	$1,722	$1,193	$669	$4,662	$3,637
Research and development	1,884	2,334	2,192	6,063	7,333
Selling and marketing	657	684	1,545	1,988	11,527
Impairment of intangible assets	—	515	702	515	702

Total operating expenses	$4,263	$4,726	$5,108	$13,228	$23,199

Government subsidy income	170	84	99	273	188
Other operating income	297	580	281	1,161	649

(Loss) income from operations	$(409)	$804	$2,479	$1,020	$2,996

Interest expenses	(1)	(36)	—	(37)	—
Interest income	447	456	523	1,426	1,604
Other income (expense)	4	13	(313)	17	(309)
Change in fair value of put option	(30)	(60)	(90)	(120)	(90)

Income before income taxes	$11	$1,177	$2,599	$2,306	$4,201
Income tax expenses	(1,177)	(1,106)	(1,518)	(3,037)	(3,488)

Net (loss) income	$(1,166)	$71	$1,081	$(731)	$713
Less: net (loss) income attributable to the noncontrolling interest	(196)	(187)	205	(325)	964

Net (loss) income attributable to TechFaith	$(970)	$258	$876	$(406)	$(251)

Net (loss) income attributable to TechFaith per share
Basic	$(0.00)	$0.00	$0.00	$(0.00)	$0.00

Diluted	$(0.00)	$0.00	$0.00	$(0.00)	$0.00

Net (loss) income attribute to TechFaith per ADS
Basic	$(0.02)	$0.00	$0.02	$(0.01)	$(0.00)

Diluted	$(0.02)	$0.00	$0.02	$(0.01)	$(0.00)

Net (loss) income	$(1,166)	$71	$1,081	$(731)	$713
Other comprehensive income, net of tax
Foreign currency translation adjustment	3,974	978	4,008	5,984	642

Comprehensive income	2,808	1,049	5,089	5,253	1,355

Less: Comprehensive income (loss) attributable to noncontrolling interest	109	(72)	482	180	1,043

Comprehensive income attributable to TechFaith	$2,699	$1,121	$4,607	$5,073	$312

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	September 30, 2013	June 30, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$267,024	$257,715	$257,950
Accounts receivable	25,156	21,665	8,666
Notes receivable	33	—	—
Inventories	7,681	8,189	7,490
Prepaid expenses and other current assets	8,394	8,815	15,678

Total current assets	$308,288	$296,384	$289,784

Property, plant and equipment, net	$46,517	$47,286	$44,084
Land use rights, net	10,669	10,694	10,645
Construction in progress	41,732	40,252	36,530
Acquired intangible assets, net	4,863	4,041	4,061
Goodwill	1,242	1,242	1,242

Total assets	$413,311	$399,899	$386,346

Liabilities and shareholders’ equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2013, June 30, 2013 and December 31, 2012, respectively)	19,795	19,180	11,140

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $187, $187 and $184 as of September 30, 2013, June 30, 2013 and December 31, 2012, respectively)	18,007	15,212	13,464

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2013, June 30, 2013 and December 31, 2012, respectively)	9,602	9,885	9,173

Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2013, June 30, 2013 and December 31, 2012, respectively)	2,756	2,527	4,178

Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $22, $22 and $21 as of September 30, 2013, June 30, 2013 and December 31, 2012, respectively)	1,606	1,000	1,062

Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2013, June 30, 2013 and December 31, 2012, respectively)	15,350	15,350	15,350

Total current liabilities	$67,116	$63,154	$54,367

Long-term loan	290	290	290

Total liabilities	$67,406	$63,444	$54,657

Shareholders’ equity
Paid in capital	$16	$16	$16
Additional paid-in capital	143,680	143,399	142,837
Accumulated other comprehensive income	52,301	51,438	46,822
Statutory reserve	23,137	23,137	23,137
Retained earnings	93,066	92,808	93,472

Total Techfaith shareholders’ equity	$312,200	$310,798	$306,284

Noncontrolling interest	$33,705	$25,657	$25,405

Total shareholders’ equity	$345,905	$336,455	$331,689

Total liabilities and shareholders’ equity	$413,311	$399,899	$386,346